UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  February 2008

Commission File Number:  000-29106

KNIGHTSBRIDGE TANKERS LIMITED
(Translation of registrant’s name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08 Bermuda
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]       Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)7: ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes [_]   No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______________.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Knightsbridge Tankers Limited (the “Company”) dated February 12, 2008, announcing the Company’s preliminary financial results for the fourth quarter and year ended December 31, 2007.

Exhibit 1

Knightsbridge Tankers Limited

Highlights

●
Knightsbridge reports net income of $60.4million and earnings per share of $3.53 for the fourthquarter of 2007, including gain on sale of assets of $49.1 million resulting from the sale of 1995-built VLCC Chelsea in December 2007

●	Knightsbridge reports annual net income for 2007 of $84.8 million and earning per share of $4.96
●	Knightsbridge announces a cash dividend of $0.75 per sharefor the fourth quarter of 2007

PRELIMINARY FOURTHQUARTER ANDFINANCIAL YEAR 2007RESULTS

Knightsbridge Tankers Limited (the “Company” or “Knightsbridge”) reports net income of $60.4 million and earnings per share of $3.53 for the fourth quarter of 2007. Included in the net income figure is a gain of $49.1 million resulting from the sale of 1995- built VLCC Chelsea in December 2007.  Earnings per share in the fourth quarter before this gain on sale were $0.66. The average daily time charter equivalents (“TCEs”) earned by the Company’s five VLCCs was $46,800 compared with $39,200 in the preceding quarter. In the fourth quarter four vessels operated in the time charter market, two of which with profit sharing and one vessel in the spot market. Net interest expense for the quarter was $1.2 million (2006 comparable quarter: $1.4 million) and at December 31, 2007, all of the Company’s debt was carrying floating interest.

The net increase in cash and cash equivalents in the quarter was $77.3 million. The Company generated cash from operating activities of $9.8 million and received $99.0 million net from the sale of Chelsea. The Company used $22.4 million to repay the Company’s loan and credit facilities, invested $0.5 million in its newbuilding project and distributed $8.6 million in dividend payments. Of the $22.4 million in loan repayment, $20.1 million was used to settle the full outstanding amount relating to Chelsea. In February 2008, the Company has an average cash breakeven rate for its vessels of $19,410 per vessel per day compared to $18,540 in February 2007.

For the year ended December 31, 2007 the Company reports net income of $84.8 million and earnings per share of $4.96, compared with $45.7 million and $2.67, respectively in 2006. The average daily TCEs in 2007 were $41,700, compared with $48,000 in 2006.  Net interest expense for the year was $5.3 million (2006: $5.5 million).

The net increasein cash and cash equivalents in 2007 was $73.6 million. The Company generated cash from operating activities of $48.2 million, used $30.8 million to repay loan and credit facilities and distributed $42.8 million in dividend payments. Total dividends paid per share in 2007 were $2.50 compared to $3.60 in 2006.

On February 13, 2008, the Board declared a dividend of $0.75 per share.  The record date for the dividend is February 26, 2008, ex dividend date is February 22, 2008 and the dividend will be paid on or around March 7, 2008.

THE MARKET

The average market rate for VLCCs from MEG to Japanin the fourth quarter was approximately WS 117 ($78,900 per day) compared to approximately WS 56($22,500 per day) in the thirdquarter of 2007.

Crude oil prices showed a mixed but increasing development in the fourth quarter. Bunkers at Fujairahaveraged approximately $463/mt in the fourth quarter with a low of approximately $399/mt and a high of approximately $512/mt.

The International Energy Agency (IEA) reported in Januaryan average OPEC oil production, including Iraq, of 31.59million barrels per day during the fourth quarter of the year, a 0.9million barrels per day or 2.9percent increase from the third quarter.

IEA estimates that world oil demand averaged 87.2million barrels per day in the fourth quarter, a 2.1percent increase from the thirdquarter of 2007.  IEA further predicts that the average demand for 2008 in total will be 87.8million barrels per day, or a 2.3percent growth from 2007, hence showing a firm belief in continued demand growth.

According to Fearnleys, the VLCC fleet totalled 489vessels at the end of the fourth quarter with seven deliveries during the quarter. There are 40deliveries expected in 2008. The total orderbook amounted to 176vessels at the end of the fourth quarter, up from 172vessels after the thirdquarter of 2007. The current orderbook represents 36percent of the VLCC fleet with 11VLCCsbeing ordered during the quarter. The single hull fleet amounted to 137vessels at the end of the fourth quarter.

We estimate that about 39VLCCs will be converted for non-oil trading purposes. There are a further 11vessels currently circulated as conversion candidates.

FLEET DEVELOPMENT

In December, 2007 Knightsbridge sold and delivered its 1995-built double hull VLCC tanker Chelsea at a gross price of $101 million. The vessel was fixed in December 2007 to the first half of February 2008 and the net result of the voyage is for the benefit of Knightsbridge.

The additional liquidity generated from the sale will partly be used to fund pre delivery installments on Knightsbridge’s newbuilding program, strengthen the Company’s investment capacity and the Company’s dividend capacity going forward. The sale of the vessel represents no change in the Company’s strategy, but should be seen as an opportunistic transaction in the present strong tanker market.

OUTLOOK

The Company has four VLCCs fixed on timecharters expiring between 2009 and 2012 and thus its exposure to short term market fluctuations is limited.  Two of these time charters also include a profit sharing arrangement.  This contract coverage provides good long term stability and limits financial risk.

On June 4, 2007 the Company purchased two newbuilding contracts, each for a Capsize bulkcarrier of approximately 170,000 deadweight tons.  These vessels are scheduled for delivery in 2009.  One of the new vessels under constructions has been fixed on a five year time charter from delivery in 2009 at a net rate of $40,000 per day.  The market for bulkcarriers is still good and the Board is evaluating options for the second vessel. The total investment for the newbuilding contracts is approximately $162 million of which the Company has paid $32.4 million to date.

FORWARD LOOKING STATEMENTS

Matters discussed in this press release may constitute forward-looking statements.  The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business.  Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

Knightsbridge desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words “believe,” “except,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect” “pending and similar expressions identify forward-looking statements.

The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties.  Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charterhire rates and vessel values, changes in demand in the tanker market, as a result of changes in OPEC’s petroleum production levels and world wide oil consumption and storage, changes in Knightsbridge’s operating expenses, including bunker prices, drydocking and insurance costs, the market for Knightsbridge’s vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by Knightsbridge with the Securities and Exchange Commission.

February 12, 2008

The Board of Directors
Knightsbridge Tankers Limited
Hamilton, Bermuda

Questions should be directed to:

Contact:	Ola Lorentzon : Chairman, Knightsbridge Tankers Limited
+ 46 703 998886

Bjørn Sjaastad: Chief Executive Officer, Knightsbridge Tankers Limited
+47 23 11 40 99

Inger M. Klemp: Chief Financial Officer, Knightsbridge Tankers Limited
+47 23 11 40 76

KNIGHTSBRIDGE TANKERS LIMITED FOURTH QUARTER REPORT (UNAUDITED)

2006 Oct-Dec	2007 Oct-Dec	INCOME STATEMENT (in thousands of $)	2007 Jan-Dec	2006 Jan-Dec (audited)

24,460	24,201	Operating revenues	88,160	105,728
-	49,119	Gain on sale of asset	49,119	-
		Operating Expenses
5,722	2,689	Voyage expenses	12,872	20,015
3,523	4,398	Ship operating expenses	15,544	15,835
350	351	Administrative expenses	1,481	1,492
4,315	4,210	Depreciation	17,016	17,121
13,910	11,648	Total operating expenses	46,913	54,463
10,550	61,672	Net operating income	90,366	51,265

		Other income (expenses)
358	262	Interest income	1,026	1,383
(1,752)	(1,490)	Interest expense	(6,373)	(6,881)
(3)	(91)	Other financial items	(183)	(50)
(1,397)	(1,319)	Total other expenses	(5,530)	(5,548)
9,153	60,353	Net income	84,836	45,717

$0.53	$3.53	Earnings per share ($)	$4.96	$2.67
41,700	46,800	Income on timecharter basis ($ per day per vessel)* VLCC	41,700	48,000

* Basis = Calendar days minus off-hire. Figures after deduction of broker commission.

BALANCE SHEET (in thousands of $)	2007 Dec 31	2006 Dec 31 (audited)

ASSETS
Short term
Cash and cash equivalents	82,143	8,538
Restricted cash	10,000	10,000
Other current assets	15,210	14,723
Long term
Vessels, net	201,072	267,949
Newbuildings	33,459	-
Deferred charges	282	289
Total assets	342,166	301,499

LIABILITIES AND STOCKHOLDERS’ EQUITY
Short term
Short term debt and current portion of long-term debt	8,960	11,211
Other current liabilities	8,890	13,098
Long term
Long term interest bearing debt	103,040	98,000
Stockholders’ equity	221,276	179,190
Total liabilities and stockholders’ equity	342,166	301,499

2006 Oct-Dec	2007 Oct-Dec	STATEMENT OF CASHFLOWS (in thousands of $)	2007 Jan-Dec	2006 Jan-Dec (audited)
		OPERATING ACTIVITIES
9,153	60,353	Net income	84,836	45,717
		Adjustments to reconcile net income to net cash provided by operating activities
4,332	4,290	Depreciation and amortisation	17,164	17,191
-	(49,119)	Gain on sale of asset	(49,119)	-
3,969	(5,749)	Change in operating assets and liabilities	(4,695)	5,745
17,454	9,775	Net cash provided by operating activities	48,186	68,653

		INVESTING ACTIVITIES
-	(506)	Additions to newbuildings	(33,459)	-
-	98,980	Proceeds from disposal of vessel	98,980	-
-	98,474	Net cash provided by investing activities	65,521	-

		FINANCING ACTIVITIES
11	-	Proceeds from long-term debt and credit facilities	33,600	87
(2,800)	(22,400)	Repayments of long-term debt and credit facilities	(30,811)	(11,276)
(17,100)	(8,550)	Dividends paid	(42,750)	(61,560)
-	(12)	Debt finance costs	(141)	-
(19,889)	(30,962)	Net cash used in financing activities	(40,102)	(72,749)

(2,435)	77,287	Net increase (decrease)in cash and cash equivalents	73,605	(4,096)
10,973	4,856	Cash and cash equivalents at start of period	8,538	12,634
8,538	82,143	Cash and cash equivalents at end of period	82,143	8,538

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KNIGHTSBRIDGE TANKERS LIMITED
(Registrant)

Dated: February 15, 2008	By:	/s/ Kate Blankenship
Kate Blankenship
Secretary

SK 01655 0002 855286